Filed by Freightos Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Gesher I Acquisition Corp.

File No. 333-268742

Date: January 12, 2023

Set forth below is an excerpt of Freightos Limited’s earnings press release regarding its financial results for the year ended 2022 and the quarter ended December 31, 2022, and a social media post made available on the LinkedIn account of Zvi Schreiber, Chief Executive Officer of Freightos Limited, on January 12, 2023.

Press Release

Freightos Reports Record 2022 Transactions and Gross Bookings Value

January 12, 2023 – Jerusalem – Freightos Limited today announced that transactions on its platform more than doubled in the fourth quarter of 2022 compared to the same quarter in the prior year.

A record 211 thousand transactions were booked on the platform in Q4 2022, up from 97 thousand in Q4 2021 and 22 thousand in Q4 2020. This brought the total freight transactions booked across the platform in 2022 to 668 thousand, exceeding internal targets for both quarterly and annual targets and representing a 154% growth compared to 2021.

This growth was supported by an increase in both demand - users booking across the platform - and supply - carriers offering their services on the platform. The number of unique buyer users digitally booking freight services across the Freightos platform grew 37% compared to Q4 2021, reaching 15.6 thousand. Carriers selling on the platform, primarily on WebCargo, grew to 35 in Q4 2022, a 25% growth from the same quarter in the prior year. Freightos has experienced record platform transactions for every one of the previous 12 quarters, continuing growth in the fourth quarter of 2022 despite the global freight market contracting.

Gross Booking Value (GBV) of platform transactions reached $611 million dollars in 2022, up approximately 100% from 2021. The rapid growth in transactions allowed record GBV on Freightos’ platform despite dropping market freight prices. For example, the cost of shipping a 40’ container from China to the United States’ West Coast dropped over 90% between December 2021 and December 2022.1

Freightos plans to issue a financial performance press release with full year 2022 and Q4 financial performance before the end of April 2023. Freightos’ registration statement on Form F-4 (the “Registration Statement”) was declared effective in connection with the anticipated business combination with Gesher I Acquisition Corp. (NASDAQ: GIAC). The company believes it is on track to be trading as NASDAQ:CRGO around the end of January 2023.

	Year
$ values in millions, Pro forma	2022	2021	% Change	% Change Constant Currency
#Transactions	$668,185	$262,772	154.3%	–
Gross Booking Value (GBV)	$610.8	$302.5	102%	121%

1  Freightos Baltic Index, FBX01, 2022 (redirects to https://fbx.freightos.com/freight-index/FBX01).

Definitions

Carriers: Number of unique air and ocean carriers who have been sellers of transactions. For airlines, we count the booking carrier, which includes separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carries when more than five bookings were placed with them over the course of a quarter.

Unique buyer users: Unique buyer users represents the number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.

Constant Currency: Comparative information calculated by translating Freightos’ current period financial results using the prior period’s monthly exchange rates (or other applicable rates, as indicated).

GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

#Transactions: Number of bookings for freight services, and related services, placed by buyers across the Freightos platform with third-party sellers and with Clearit. Beginning in the third quarter of 2022, #Transactions includes trucking bookings, which were added to the Freightos platform following the acquisition of 7LFreight. The number of transactions booked on the Freightos platform in any given time period is net of transactions canceled during the same time period.

Pro forma: Results presented on a “pro forma” basis reflect subsequent acquisitions as if they had been completed at the beginning of the comparative period.

Contacts

Tamar Hartal, Director of Corporate Marketing, Freightos

press@freightos.com

LinkedIn Post

About Freightos Limited

Freightos® operates a leading, vendor-neutral booking and payment platform for international freight. Freightos’ platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos.com is a premier digital international freight marketplace for importers and exporters for instant pricing, booking, and shipment management. Thousands of SMBs and enterprises have sourced shipping services via Freightos across dozens of logistics service providers.

WebCargo® by Freightos is a leading global freight platform connecting carriers and forwarders. In particular, it is the largest air cargo eBooking platform, enabling simple and efficient freight pricing and booking between thousands of freight forwarders, including the top twenty global freight forwarders, and hundreds of airlines, ocean liners and trucking carriers. Airlines on the platform represent over a third of global air cargo capacity. WebCargo also offers software as a service for forwarders to facilitate digital freight rate management, quoting, and online sales.

Freightos Data calculates the Freightos Baltic Index, the industry’s key daily benchmark of container shipping prices, the Freightos Air Index, as well as other market intelligence products that improve supply chain decision-making, planning, and pricing transparency.

Freightos is a widely recognized logistics technology leader with a worldwide presence and a broad customer network.

Incorporated in the Cayman Islands with offices around the world, Freightos plans to go public on Nasdaq by combining with Gesher I Acquisition Corp. (NASDAQ: GIAC). More information is available at freightos.com/investors.

Non-IFRS Financial Measures

While certain financial figures included in these communications have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in these communications has not been audited.

In addition, these communications include revenue on a constant currency basis, a measure not presented in accordance with IFRS. This non-IFRS financial measure is not a measure of financial performance in accordance with IFRS. Therefore, this measure should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the presentation of this measure may not be comparable to similarly-titled measures used by other companies. Freightos believes that revenue on a constant currency basis provides useful information to investors and others in understanding and evaluating Freightos’ operating results because it provides a supplemental measure of our core operating performance and offers consistency and comparability with both past financial performance and with financial information of peer companies. Certain monetary amounts, percentages and other figures included in these communications have been subject to rounding adjustments. Certain other amounts that appear in these communications may not sum due to rounding.

Forward Looking Statements

These communications include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook. These states are based on various assumptions, whether or not identified in these communications, and on the current expectations of Freightos Limited’s (“Freightos”) and Gesher I Acquisition Corp.’s (“Gesher”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos and Gesher. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against Freightos or Gesher, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Freightos or Gesher or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Freightos as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; Freightos’ estimates of expenses and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other pandemics or epidemics; changes in the competitive environment affecting Freightos or its users, including Freightos’ inability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; the possibility that Freightos or Gesher may be adversely affected by other economic, business and/or competitive factors; Freightos’ estimates of its financial performance; risks related to the fact that Freightos is incorporated in the Cayman Islands and governed by the laws of the Cayman Islands; and those factors discussed in Freightos’ final prospectus dated December 28, 2022 and Gesher’s Annual Report on Form 10-K for the year ended September 30, 2022, in each case, under the heading “Risk Factors,” and other documents of Gesher and Freightos filed, or to be filed, with the United States Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Freightos nor Gesher presently know or that Freightos and Gesher currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ and Gesher’s expectations, plans or forecasts of future events and views as of the date of these communications. Freightos and Gesher anticipate that subsequent events and developments will cause Freightos’ and Gesher’s assessments to change. However, while Freightos and Gesher may elect to update these forward-looking statements at some point in the future, Freightos and Gesher specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ and Gesher’s assessments as of any date subsequent to the date of these communications. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Freightos and Gesher have filed relevant materials with the SEC, including the Registration Statement, which includes a definitive proxy statement/prospectus, which was declared effective on December 28, 2022, and may file other documents regarding the proposed business combination with the SEC. Gesher mailed a definitive proxy statement and other relevant documents to its shareholders as of the close of business on December 21, 2022, the record date established by Gesher for voting on the proposed business combination in connection with Gesher’s solicitation for proxies for the vote by Gesher’s shareholders in connection with the proposed business combination and other matters as described in the definitive proxy statement, as well as the prospectus relating to the offer of the securities to be issued to Gesher’s shareholders in connection with the completion of the proposed business combination. GESHER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT / PROSPECTUS, IN CONNECTION WITH GESHER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GESHER, FREIGHTOS AND THE PROPOSED BUSINESS COMBINATION.

Shareholders may also obtain a copy of the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Gesher, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Gesher I Acquisition Corp., Hagag Towers, North Tower, Floor 24, Haarba 28, Tel Aviv, Israel.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Gesher, Freightos and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Gesher’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Gesher’s shareholders in connection with the proposed business combination can be found in the Registration Statement. You can find more information about Gesher’s directors and executive officers in Gesher’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests can be found in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and other relevant materials filed with the SEC regarding the proposed business combination carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.